

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2012

Via Facsimile
Mr. Charles M. Stoehr
Chief Financial Officer and Director
Voxx International Corporation
180 Marcus Boulevard
Hauppauge, New York 11788

> **Re:** **Voxx International Corporation**
> **Form 10-K for the Fiscal Year Ended February 29, 2012**
> **Filed May 14, 2012**
> **File No. 001-09532**

Dear Mr. Stoehr:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2012

Note 1) Description of Business and Summary of Significant Accounting Policies, page 44

k) Goodwill and Other Intangible Assets, page 52

1. We see your disclosure that goodwill is considered impaired if the carrying amount of the reporting unit's goodwill exceeds it estimated fair value. However, the guidance in FASB ASC 350-20-35-4 through 19 requires a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value step 2 of the goodwill impairment test is performed. Please revise future filings to include the following:

- A discussion of the two step goodwill impairment test that is consistent with the guidance in the accounting literature.
- The reporting unit level at which you test goodwill for impairment and your basis for that determination, as well as the amount of goodwill allocated to each reporting unit if there is more than one reporting unit.
- The methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ along with significant assumptions used in the valuation.
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

Certifications Exhibit 31.1 and 31.2

2. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601 (31) of Regulation S-K. In this regard, please indicate the title of the signing officer immediately following their signatures.

3. Please also revise the Certifications in future filings to reflect your new name.

Form 10-Q for the Period Ended May 31, 2012

Note (16) Other Income (Expense), page 21

4. We note that you recorded a net charge of $8.4 million in other income (expense) in fiscal 2012 which represented the net settlement charges related to the patent lawsuit. Please tell us why these charges are not included in operations and why the underlying patents do not relate to your operating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me, at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief